Filed Pursuant to Rule 424(b)(3)
Registration Statement Nos. 333-204908
333-204908-06

PROSPECTUS ADDENDUM (to Prospectus Supplements, Product Supplements and Pricing Supplements dated as of various dates, and Prospectus dated December 27, 2017)

UBS AG UBS SWITZERLAND AG Exchange Traded Access Securities (ETRACS) Series A

This prospectus addendum relates to various series of outstanding Exchange Traded Access Securities (collectively, “ETRACS”) previously issued by UBS AG that are part of a series of debt securities entitled “Medium Term Notes, Series A”. This prospectus addendum and the applicable prospectus supplement, product supplement or pricing supplement, dated as of various dates, will be used by UBS AG in connection with the continuous offering of outstanding series of previously issued ETRACS. The ETRACS were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. When UBS AG initially registered your series of ETRACS, UBS AG prepared either a prospectus supplement (as amended or supplemented from time to time), each referred to as the “original prospectus supplement”, or a pricing supplement (as amended or supplemented from time to time), each referred to as the “original pricing supplement”, relating to your series of ETRACS. UBS AG also prepared product supplements (as amended from time to time), each referred to as a “product supplement”, dated as of various dates, each of which supplements and forms part of the pricing supplement relating to your series of ETRACS, if any. The applicable product supplement related to your ETRACS, if any, is identified in the applicable original pricing supplement relating to your series of ETRACS. The applicable original prospectus supplement or original pricing supplement and, if applicable, product supplement, relating to each series of ETRACS was attached to a “base” prospectus dated November 14, 2014, which has been replaced from time to time by a new “base” prospectus, most recently a “base” prospectus dated April 29, 2016.

UBS AG has now prepared a new “base” prospectus dated December 27, 2017. This new base prospectus replaces the base prospectus dated April 29, 2016. Because the terms of your ETRACS otherwise have remained the same, UBS AG is continuing to use the original prospectus supplement, or original pricing supplement and related product supplement, if any, as applicable. As a result, you should read either (i) the original prospectus supplement for your ETRACS or (ii) the original pricing supplement and related product supplement, if any, for your ETRACS, which gives the specific terms of your ETRACS, in each case together with the new base prospectus dated December 27, 2017. When you read these documents, please note that all references in the original prospectus supplement, or original pricing supplement and product supplement, as applicable, to the base prospectus dated November 14, 2014, June 12, 2015, March 17, 2016 or April 29, 2016, or to any sections of the applicable base prospectus, should refer instead to the new base prospectus dated December 27, 2017, or to the corresponding section of that new base prospectus. In addition, please note that instead of using the website links in the original prospectus supplement, or original pricing supplement and product supplement, as applicable, to the base prospectus dated November 14, 2014, June  12, 2015, March 17, 2016 or April 29, 2016, you should use the following website link to access the new base prospectus dated December 27, 2017: https://www.sec.gov/Archives/edgar/data/1114446/000119312517380083/d486061d424b3.htm

In addition, please disregard the table of contents for the base prospectus dated November 14, 2014, June 12, 2015, March 17, 2016 or April 29, 2016 that is provided in the original prospectus supplement, or original pricing supplement and product supplement, for your securities. A table of contents for the new base prospectus is provided on page i of the new base prospectus.

Supplemental Risk Factor Disclosure

Differences between the Securities and Bank Deposits

An investment in the Securities may give rise to higher yields than a bank deposit placed with UBS or with any other investment firm in the UBS Group (a “UBS Bank Deposit”). However, an investment in the Securities carries risks which are very different from the risk profile of a UBS Bank Deposit. The Securities are expected to have greater liquidity than a UBS Bank Deposit since UBS Bank Deposits are generally not transferable. However, the Securities may have no established trading market when issued, and one may never develop.

Investments in the Securities do not benefit from any protection provided pursuant to Directive 2014/49/EU of the European Parliament and of the Council of the European Union on deposit guarantee schemes or any national implementing measures implementing this Directive in any jurisdiction. Therefore, if we become insolvent or default on our obligations, investors investing in such Securities in a worst case scenario could lose their entire investment. Further, if UBS experiences financial difficulties, the Swiss Financial Market Supervisory Authority has the power to open resolution or liquidation proceedings or impose protective measures in relation to UBS Group AG, UBS AG or UBS Switzerland AG, and holders of the Securities may be subject to write-down or conversion into equity on any application of the general bail-in tool and non-viability loss absorption, which may result in such holders losing some or all of their investment.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

UBS AG, UBS Securities LLC, UBS Financial Services Inc. or any affiliate of UBS AG may use this prospectus addendum, together with the original prospectus supplements or the original pricing supplements and related product supplements, if any, as applicable, and the new base prospectus, in connection with offers and sales of the ETRACS in market-making transactions. Please see “Supplemental Plan of Distribution” in the original prospectus supplement, or original pricing supplement and related product supplement or supplements, as applicable, for your ETRACS and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank	UBS Financial Services Inc.

Prospectus Addendum dated December 27, 2017